                                                                    EXHIBIT 99.2


                          STERLING PULP CHEMICALS, LTD.

                            STATEMENTS OF OPERATIONS
                           (U.S. DOLLARS IN THOUSANDS)

                                                       YEAR ENDED SEPTEMBER 30,
                                                  -----------------------------------
                                                     2000        1999         1998
                                                  ----------  ----------  -----------
Revenues........................................  $  123,331  $  109,510  $   112,750
Cost of goods sold..............................     101,766      90,656       86,403
                                                  ----------  ----------  -----------
Gross profit....................................      21,565      18,854       26,347

Selling, general, and administrative expenses...       9,496      12,740       16,650
Interest and debt related expenses, net.........       4,550       5,548        4,997
                                                  ----------  ----------  -----------
Net income before income taxes..................       7,519         566        4,700

Provision for income taxes .....................       2,945         313        1,800
                                                  ----------  ----------  -----------
Net income......................................  $    4,574  $      253  $     2,900
                                                  ==========  ==========  ===========




   The accompanying notes are an integral part of these financial statements.

                          STERLING PULP CHEMICALS, LTD.

                                 BALANCE SHEETS
                           (U.S. DOLLARS IN THOUSANDS)

                                                              SEPTEMBER 30,
                                                         -----------------------
                                                            2000         1999
                                                         ----------   ----------
                        ASSETS
Current assets:
     Cash and cash equivalents ......................... $      --    $   8,481
     Accounts receivable, net ..........................    17,165       16,840
     Due from related parties ..........................     1,832        1,369
     Other receivables .................................     1,821        2,254
     Inventories .......................................     6,035        5,146
     Prepaid expenses ..................................       568          633
                                                         ---------    ---------
        Total current assets ...........................    27,421       34,723

Property, plant, and equipment, net ....................    69,297       75,531
Other assets ...........................................       293          440
                                                         ---------    ---------
     Total assets ...................................... $  97,011    $ 110,694
                                                         =========    =========


        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
     Accounts payable .................................. $  10,634    $   8,978
     Accrued generator construction costs ..............       508        2,967
     Other accrued liabilities .........................     8,465        7,093
     Due to related parties ............................     1,407        1,241
                                                         ---------    ---------
        Total current liabilities ......................    21,014       20,279

Note payable ...........................................    34,546       56,667
Deferred income taxes ..................................     8,338        7,272
Deferred credits and other liabilities .................     4,335        3,972
Commitments and contingencies (Note 7) .................        --           --
Stockholder's equity:
     Common stock ......................................         1            1
     Additional paid-in capital ........................    24,585       16,871
     Retained earnings .................................    13,366       14,470
     Accumulated other comprehensive income ............    (9,174)      (8,838)
                                                         ---------    ---------
        Total stockholder's equity .....................    28,778       22,504
                                                         ---------    ---------
          Total liabilities and stockholder's equity ... $  97,011    $ 110,694
                                                         =========    =========



   The accompanying notes are an integral part of these financial statements.

                          STERLING PULP CHEMICALS, LTD.

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                           (U.S. DOLLARS IN THOUSANDS)

                                                                                 ACCUMULATED
                                       COMMON STOCK      ADDITIONAL                 OTHER
                                   --------------------   PAID-IN     RETAINED  COMPREHENSIVE
                                    SHARES      AMOUNT    CAPITAL     EARNINGS      INCOME      TOTAL
                                   --------    --------  ----------   --------  ------------- ---------

Balance, September 30, 1997 ....          1    $      1   $  7,338    $ 33,062    $ (5,992)   $ 34,409
Net capital distributions ......         --          --     (7,338)         --          --      (7,338)
Dividends ......................         --          --         --     (10,666)         --     (10,666)
Comprehensive income:
   Net income ..................         --          --         --       2,900          --
   Translation adjustment ......         --          --         --          --      (2,998)
      Comprehensive loss .......                                                                   (98)
                                   --------    --------   --------    --------    --------    --------

Balance, September 30, 1998 ....          1           1         --      25,296      (8,990)     16,307
Net capital contributions ......         --          --     16,871          --          --      16,871
Dividends ......................         --          --         --     (11,079)         --     (11,079)
Comprehensive income:
   Net income ..................         --          --         --         253          --
   Translation adjustment ......         --          --         --          --         152
      Comprehensive income .....                                                                   405
                                   --------    --------   --------    --------    --------    --------

Balance, September 30, 1999 ....          1           1     16,871      14,470      (8,838)     22,504
Net capital contributions ......         --          --      7,714          --          --       7,714
Dividends ......................         --          --         --      (5,678)         --      (5,678)
Comprehensive income:
   Net income ..................         --          --         --       4,574
   Translation adjustment ......         --          --         --          --        (336)
      Comprehensive income .....                                                                 4,238
                                   --------    --------   --------    --------    --------    --------
Balance, September 30, 2000 ....          1    $      1   $ 24,585    $ 13,366    $ (9,174)   $ 28,778
                                   ========    ========   ========    ========    ========    ========






   The accompanying notes are an integral part of these financial statements.

                          STERLING PULP CHEMICALS, LTD.

                            STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)

                                                                            YEAR ENDED SEPTEMBER 30,
                                                                        --------------------------------
                                                                          2000        1999        1998
                                                                        --------    --------    --------
Cash flows from operating activities:
     Net income .....................................................   $  4,574    $    253    $  2,900
     Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation and amortization .............................      8,532       7,757       7,700
          Loss on disposal/write off of assets ......................        333          50          70
          Deferred tax expense/(benefit) ............................      1,247        (539)     (2,479)
          Other .....................................................        (31)        (31)        505
     Changes in assets/liabilities:
          Accounts receivable .......................................       (788)     (2,156)      6,036
          Due from related parties ..................................       (475)       (377)      2,216
          Other receivables .........................................        382        (436)      4,136
          Inventories ...............................................     (1,026)      1,791      (1,113)
          Prepaid expenses ..........................................         51         (21)        117
          Other assets--net .........................................        142       4,530         846
          Accounts payable ..........................................      1,936        (607)      5,496
          Accrued generator construction costs ......................     (2,448)      2,450      (4,414)
          Other accrued liabilities .................................      1,581      (2,467)     (1,252)
          Due to related parties ....................................        204      (6,505)      3,702
          Other liabilities .........................................        503         299      (4,240)
                                                                        --------    --------    --------
Net cash provided by operating activities ...........................     14,717       3,991      20,226
                                                                        --------    --------    --------
Cash flows from investing activities:
     Proceeds on disposal of fixed assets ...........................         --       3,578          --
     Capital expenditures ...........................................     (4,325)     (3,465)     (4,381)
                                                                        --------    --------    --------
Net cash provided by (used in) investing activities .................     (4,325)        113      (4,381)
                                                                        --------    --------    --------
Cash flows from financing activities:
     Repayment of note payable ......................................    (20,987)     (4,527)         --
     Contribution from parent .......................................      7,714      16,871          --
     Distribution to parent .........................................         --          --      (7,338)
     Dividends ......................................................     (5,678)    (11,079)    (10,666)
                                                                        --------    --------    --------
Net cash provided by (used in) financing activities .................    (18,951)      1,265     (18,004)
Effect of exchange rate on cash .....................................         78        (314)        405
                                                                        --------    --------    --------
Net increase (decrease) in cash and cash equivalents ................     (8,481)      5,055      (1,754)
Cash and cash equivalents, beginning of year ........................      8,481       3,426       5,180
                                                                        --------    --------    --------
Cash and cash equivalents, end of year ..............................   $     --    $  8,481    $  3,426
                                                                        ========    ========    ========
Supplemental disclosures of cash flow information:
     Interest paid, net of interest income received .................   $ (4,663)   $(11,608)   $    (92)
     Income taxes paid ..............................................       (696)       (749)       (541)



   The accompanying notes are an integral part of these financial statements.

                          STERLING PULP CHEMICALS, LTD.
                          NOTES TO FINANCIAL STATEMENTS

                                 (U.S. DOLLARS)


1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Sterling Pulp Chemicals, Ltd. ("Sterling Pulp") is a Canadian company which operates four pulp chemical facilities in Canada. These plants primarily produce sodium chlorate, a chemical used primarily to make chlorine dioxide, which in turn is used by pulp mills in the pulp bleaching process. Sterling Pulp sells sodium chlorate to customers in Canada and the United States. Sterling Pulp also produces sodium chlorite at one of its' facilities and oversees construction of large-scale chlorine dioxide generators for the pulp and paper industry. Sterling Pulp is a wholly owned subsidiary of Sterling Canada, Inc. ("Parent"), which is a wholly-owned subsidiary of Sterling Chemicals, Inc. ("Chemicals").

     On July 23, 1999, Chemicals completed a private offering of $295,000,000 of its 12 3/8% Senior Secured Notes due 2006. On November 5, 1999, Chemicals completed a registered exchange offer, pursuant to which all of these notes were exchanged for publicly registered 12 3/8% Notes with substantially similar terms (the "12 3/8% Notes"). The 12 3/8% Notes are guaranteed by all of Chemicals' existing direct and indirect subsidiaries incorporated in the United States (other than Sterling Chemicals Acquisitions, Inc.) on a joint and several basis and are secured by, among other things, a second priority pledge of 100% of the stock of these subsidiaries. The 12 3/8% Notes are also secured by 65% of the stock of certain of Chemicals' subsidiaries incorporated outside of the United States, including Sterling Pulp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of Sterling Pulp are described below.

     The financial statements of Sterling Pulp are presented in accordance with generally accepted accounting principles in the United States of America ("U.S.") and have been translated from Canadian dollars, Sterling Pulp's functional currency, to U.S. dollars, the reporting currency of the Parent, following the guidelines established by Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation."

CASH EQUIVALENTS

     Sterling Pulp considers all investments with a remaining maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost and market. Cost is primarily determined on the first-in, first-out basis, except for stores and supplies which are valued at average cost.

     Sterling Pulp enters into agreements with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Sterling Pulp are included in inventory.

IMPAIRMENT OF LONG-LIVED ASSETS

     Impairment tests of long-lived assets are made when conditions indicate their carrying costs may not be recoverable. Such impairment tests are based on a comparison of undiscounted future cash flows or the market value of similar assets to the carrying cost of the asset. If an impairment is indicated, the asset value is written down to its estimated fair value.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of equipment are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method over estimated useful lives ranging from 5 to 25 years, with the predominant life of plant and equipment being 15 years.

PATENTS

     The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximate ten years.

INCOME TAXES

     Sterling Pulp files a federal Canadian tax return as well as returns in the provinces in which it operates. Deferred income taxes are recorded to reflect the tax effect of the temporary differences between the tax basis of Sterling Pulp's assets and liabilities and the financial reporting basis.

REVENUE RECOGNITION

     Sterling Pulp generates revenues through sales in the open market pursuant to short-term and long-term contracts with its customers. Sterling Pulp recognizes revenue from sales as the products are shipped. Revenues associated with the constructing of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated costs. Sterling Pulp classifies amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of good sold.

FOREIGN CURRENCY TRANSLATION AND FOREIGN EXCHANGE

     Sterling Pulp's functional currency is the Canadian dollar. The Parent's reporting currency is the U.S. dollar. For financial reporting purposes, assets and liabilities denominated in Canadian dollars are translated into U.S. dollars at year-end rates of exchange and revenues and expenses are translated at the average monthly exchange rates. Translation adjustments are included in accumulated other comprehensive income, while transaction gains and losses are included in operations.

EARNINGS PER SHARE

     All issued and outstanding shares of Sterling Pulp are held by the Parent. Accordingly, earnings per share information is not presented.

ENVIRONMENTAL COSTS

     Environmental costs are expensed as incurred unless the expenditures extend the economic useful life of the relevant assets. Costs that extend the economic life of assets are capitalized and depreciated over the remaining life of those assets. Liabilities are recorded when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     In preparing disclosures about the fair value of financial instruments, Sterling Pulp has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, accounts payable, and certain accrued expenses due to the short maturities of these instruments. The fair values of long-term debt instruments are estimated based upon quoted market values (if applicable) or on the current interest rates available to Sterling Pulp for debt with similar terms and remaining maturities. Considerable judgment is required in developing these estimates, and, accordingly, no assurances can be given that the estimated values presented herein are indicative of the amounts that would be realized in a free market exchange.

ACCOUNTING ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

NEW ACCOUNTING STANDARDS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted these standards on October 1, 2000. The transition adjustment relating to the adoption of these statements was not material.

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                           SEPTEMBER 30,
                                                      -----------------------
                                                         2000         1999
                                                      ----------   ----------
                                                       (Dollars in Thousands)
     Inventories:
          Finished products .......................   $   2,967    $   1,872
          Raw materials ...........................         199          209
                                                      ---------    ---------
     Inventories at cost ..........................       3,166        2,081
     Inventories under exchange agreements.........         278           77
     Stores and supplies ..........................       2,591        2,988
                                                      ---------    ---------
                                                      $   6,035    $   5,146
                                                      =========    =========


                                                           SEPTEMBER 30,
                                                      -----------------------
                                                         2000         1999
                                                      ----------   ----------
                                                       (Dollars in Thousands)
     Property, plant, and equipment:
          Land ....................................   $   1,413    $   1,448
          Buildings ...............................      13,635       13,808
          Plant and equipment .....................     111,650      110,711
                                                      ---------    ---------
          Property, plant, and equipment at cost ..     126,698      125,967
          Less accumulated depreciation ...........     (57,401)     (50,436)
                                                      ---------    ---------
                                                      $  69,297    $  75,531
                                                      =========    =========


4. NOTE PAYABLE

     On August 20, 1992, Sterling Pulp entered into an agreement for a $109.1 million demand note facility with Sterling NRO, Ltd. ("Sterling NRO"). Sterling NRO is also owned by the Parent and is therefore related by virtue of common control. The note has no scheduled terms of repayment and interest is calculated and payable monthly in arrears at 1.5% above the Bank of Nova Scotia prime rate. Interest expensed for the years ended September 30, 2000, 1999, and 1998 were $4.5 million, $5.5 million and $4.9 million, respectively. Principal repayments for the years ended September 30, 2000 and 1999 were $21.0 million and $4.5 million, respectively.


5. INCOME TAXES

     Canadian deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year-end.

     A reconciliation of federal statutory income taxes to Sterling Pulp's effective tax provision follows:

                                                                               YEAR ENDED SEPTEMBER 30,
                                                                            ------------------------------
                                                                              2000       1999       1998
                                                                            --------   --------   --------
                                                                                (Dollars in Thousands)
     Provision for federal income tax at the statutory rate .............   $ 2,308    $   259    $ 1,367
     Provincial income taxes at the statutory rate ......................     1,114         88        563
     Federal and provincial manufacturing and processing tax credits ....      (477)       (50)      (286)
     Other ..............................................................        --         16        156
                                                                            -------    -------    -------
                                                                            $ 2,945    $   313    $ 1,800
                                                                            =======    =======    =======

     The provision for income taxes is composed of the following:

                                        YEAR ENDED SEPTEMBER 30,
                                     ------------------------------
                                       2000       1999       1998
                                     --------   --------   --------
                                         (Dollars in Thousands)
     Current federal .............   $ 3,328    $ 2,098    $ 2,852
     Deferred federal ............    (1,380)    (1,859)    (1,611)
     Current provincial ..........     1,702        619      1,427
     Deferred provincial .........      (705)      (545)      (868)
                                     -------    -------    -------
          Total tax provision ....   $ 2,945    $   313    $ 1,800
                                     =======    =======    =======

     The components of Sterling Pulp's deferred income tax assets and liabilities are summarized below:

                                                  SEPTEMBER 30,
                                               --------------------
                                                 2000        1999
                                               --------    --------
                                              (Dollars in Thousands)
     Deferred tax assets:
          Accrued liabilities ..............   $    249    $    318
          Accrued postretirement cost ......      1,339       1,236
          Investment tax credits ...........      1,408       4,767
                                               --------    --------
                                               $  2,996    $  6,321
                                               --------    --------
     Deferred tax liabilities:
          Property, plant and equipment ....    (11,334)    (13,593)
          Other ............................         --          --
                                               --------    --------
                                                (11,334)    (13,593)
                                               --------    --------
     Net deferred tax liabilities ..........   $ (8,338)   $ (7,272)
                                               ========    ========

6. EMPLOYEE BENEFITS

     Sterling Pulp has established the following benefit plans:

RETIREMENT BENEFIT PLANS

     Sterling Pulp has employer and employee contributory plans which cover all salaried and wage employees. The benefits under these plans are based primarily on years of service and/or employee's pay near retirement. Sterling Pulp's funding policy is consistent with the funding requirements of Canadian federal and provincial laws and regulations. Plan assets consist principally of common stocks and government and corporate securities.

Information concerning the pension obligation, plan assets, amounts recognized in Sterling Pulp's financial statements, and underlying actuarial assumptions is stated below.


                                                                      SEPTEMBER 30,
                                                                  --------------------
                                                                    2000        1999
                                                                  --------    --------
                                                                 (Dollars in Thousands)
Change in benefit obligation:
   Benefit obligation at beginning of year ....................   $ 16,283    $ 14,577
   Currency rate conversion ...................................       (293)        556
   Service cost ...............................................        716         919
   Interest cost ..............................................      1,240       1,112
   Actuarial loss (gain) ......................................        (31)       (124)
   Benefits paid ..............................................       (307)       (757)
                                                                  --------    --------
   Benefit obligation at end of year ..........................   $ 17,608    $ 16,283
                                                                  ========    ========
Change in plan assets:
   Fair value at beginning of year ............................   $ 15,330    $ 13,062
   Currency rate conversion ...................................       (276)        498
   Actual return on plan assets ...............................      2,412       1,858
   Employer contributions .....................................        658         669
   Benefits paid ..............................................       (307)       (757)
                                                                  --------    --------
   Fair value at end of year ..................................   $ 17,817    $ 15,330
                                                                  ========    ========
Development of net amount recognized:
   Funded status ..............................................   $    209    $   (953)
   Unrecognized cost:
      Actuarial gain ..........................................     (1,318)        (22)
      Prior service cost ......................................        298         333
                                                                  --------    --------
   Net amount recognized ......................................   $   (811)   $   (642)
                                                                  ========    ========
Amounts recognized in the statement of financial position:
   Prepaid pension cost .......................................   $    418    $    529
   Accrued pension cost .......................................     (1,229)     (1,198)
   Intangible asset ...........................................         --          27
                                                                  --------    --------
   Net amount recognized ......................................   $   (811)   $   (642)
                                                                  ========    ========


Net periodic pension costs consist of the following components:

                                                                          SEPTEMBER 30,
                                                                ---------------------------------
                                                                  2000        1999        1998
                                                                --------    --------    --------
                                                                     (Dollars in Thousands)
Components of net pension costs:
   Service cost-benefits earned during the year .............   $   716     $   919     $   748
   Interest on prior year's projected benefit obligation ....     1,240       1,112       1,016
   Expected return on plan assets ...........................    (1,144)       (963)     (1,092)
   Net amortization:
      Actuarial loss (gain) .................................        28          68        (130)
      Prior service cost ....................................        (2)         29          15
                                                                -------     -------     -------
   Net pension costs ........................................   $   838     $ 1,165     $   557
                                                                =======     =======     =======
Weighted-average assumptions:
   Discount Rate ............................................       7.5%        7.5%        7.0%
   Rates of increase in salary compensation level ...........       4.5%        4.5%        4.0%
   Expected long-term rate of return on plan assets .........       7.5%        7.5%        7.0%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Sterling Pulp provides certain health care and life insurance benefits for retired employees. Employees become eligible for these benefits at normal retirement age.

     Retiree insurance plans provide health and life insurance benefits to employees who retire from Sterling Pulp with ten or more years of service. All of Sterling Pulp's employees are eligible for postretirement life insurance and, except for collectively bargained employees, are eligible for postretirement medical insurance. Postretirement medical insurance is a non-contributory plan. Benefit provisions for most hourly and some salaried employees are subject to collective bargaining.

     Information concerning the plan obligation, the funded status, amounts recognized in Sterling Pulp's financial statements, and underlying actuarial assumptions is stated below.

                                                     SEPTEMBER 30,
                                                 ----------------------
                                                    2000       1999
                                                 ---------   ----------
                                                 (Dollars in Thousands)
Change in benefit obligation:
   Benefit obligation at beginning of year ....  $  4,886    $   4,306
   Service cost ...............................       314          307
   Interest cost ..............................       329          299
   Actuarial gain .............................      (754)          --
   Benefits paid ..............................       (24)         (26)
                                                 --------    ---------
   Benefit obligation at end of year ..........  $  4,751    $   4,886
                                                 ========    =========
Development of net amount recognized:
   Funded status ..............................  $ (4,751)   $  (4,886)
   Unrecognized cost:
      Actuarial loss (gain) ...................       (91)         637
                                                 --------    ---------
   Net amount recognized ......................  $ (4,842)   $  (4,249)
                                                 ========    =========


Net periodic plan costs consist of the following components:

                                         SEPTEMBER 30,
                                    ----------------------
                                     2000    1999    1998
                                    -----    ----    -----
                                    (Dollars in Thousands)
Components of net plan costs:
   Service cost ..................   $314    $307    $264
   Interest cost .................    329     299     286
   Net amortization:
      Actuarial loss .............     16      32      --
                                    -----   -----   -----
   Net plan costs ................   $659    $638    $550
                                    =====   =====   =====
Weighted-average assumptions:
   Discount Rate .................   7.50%   6.75%   7.50%


     The weighted average annual assumed health care trend rate is assumed to be 7.3% for 2000. The rate is assumed to decrease gradually to 5.6% in 2027 and remain level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care trend rates would have the following effects:

                                                            1% INCREASE     1% DECREASE
                                                            -----------    -------------
                                                               (Dollars in Thousands)
Effect on total of service and interest cost components...      $ 36           $ (31)
Effect on post-retirement benefit obligation..............       229            (199)

PROFIT SHARING AND BONUS PLANS

     Sterling Pulp established a Profit Sharing Plan for the benefit of salaried and hourly employees meeting certain eligibility requirements and a Bonus Plan that is designed to provide certain exempt salaried employees of Sterling Pulp with the opportunity to earn bonuses, depending, among other things, on the annual financial performance of Sterling Chemicals Holdings, Inc. Sterling Pulp incurred $0.9 million and $1.1 million of expenses related to the Profit Sharing Plan and Bonus Plan, respectively, in fiscal 2000. No expenses for profit sharing and bonuses were incurred by Sterling Pulp in fiscal 1999 or 1998.

EMPLOYEE SAVINGS PLAN

      Sterling Pulp introduced an employee savings plan for all eligible full-time Canadian employees with an effective date of October 1, 2000. Each


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
participant has the option to contribute a percentage of his or her earnings to the Canadian savings plan, with no limit on the maximum percentage contributed. Sterling Pulp will match 100% of a participant's contributions to the extent such contributions do not exceed 3.5% of such participant's cash compensation (excluding bonuses, profit sharing, and similar types of compensation).

PHANTOM STOCK PLAN

     Sterling Pulp has a phantom stock plan for all eligible full-time Canadian employees. The effective date of this Plan was August 21, 1996 and the expiration date is December 31, 2000. At the end of each plan year, the plan administrator establishes a "determined percentage" for the preceding plan year. This percentage is then multiplied by each participant's compensation for the plan year to determine the award amount. The award amount is then divided by the fair market value of one share of the common stock of Sterling Chemicals Holdings, Inc. ("Holdings"), as of December 31 of that plan year, to determine the number of rights to be credited to the participant. Upon termination of employment, the benefit amount becomes payable to the participant. The benefit amount is the number of vested rights in the participant's account, multiplied by the fair market value of one share of common stock of Holdings as of the most recent valuation date.

     Sterling Pulp has recorded expense of $0.2 million, $0.2 million, and $0.2 million related to the phantom stock plan for the fiscal years ended September 30, 2000, 1999, and 1998, respectively.

7. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     Sterling Pulp has entered into various long-term noncancelable rail car and other operating leases, some of which have been allocated to commonly controlled companies. Future minimum lease commitments are as follows: fiscal 2001--$3.6 million, fiscal 2002--$3.1 million, fiscal 2003--$2.9 million, fiscal 2004--$2.8 million, fiscal 2005--$2.3 million, and thereafter--$5.1 million.

ENVIRONMENTAL AND SAFETY MATTERS

     Sterling Pulp's operations involve the handling, production, transportation, treatment, and disposal of materials that are classified as hazardous or toxic waste and that are extensively regulated by environmental, health, and safety laws, regulations, and permit requirements. Environmental permits required for Sterling Pulp's operations are subject to periodic renewal and can be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements can affect the manufacture, handling, processing, distribution, and use of Sterling Pulp's chemical products and, if so affected, Sterling Pulp's business and operations may be materially and adversely affected. In addition, changes in environmental requirements can cause the Company to incur substantial costs in upgrading or redesigning its facilities and processes, including its waste treatment, storage, disposal, and other waste handling practices and equipment.

     Sterling Pulp conducts environmental management programs designed to maintain compliance with applicable environmental requirements at all of its facilities. Sterling Pulp routinely conducts inspection and surveillance programs designed to detect and respond to leaks or spills of regulated hazardous substances and to correct identified regulatory deficiencies. Sterling Pulp believes that its procedures for waste handling are consistent with industry standards and applicable requirements. In addition, Sterling Pulp believes that its operations are consistent with good industry practice. However, a business risk inherent with chemical operations is the potential for personal injury and property damage claims from employees, contractors and their employees, and nearby landowners and occupants. While Sterling Pulp believes its business operations and facilities generally are operated in compliance in all material respects with all applicable environmental and health and safety requirements, Sterling Pulp cannot be sure that past practices or future operations will not result in material claims or regulatory action, require material environmental expenditures, or result in exposure or injury claims by employees, contractors and their employees, and the public. Some risk of environmental costs and liabilities is inherent in our operations and products, as it is with other companies engaged in similar businesses. In addition, a catastrophic event at any of the Sterling Pulp's facilities could result in the incurrence of liabilities substantially in excess of their insurance coverages.

     Sterling Pulp's operating expenditures for environmental matters, mostly waste management and compliance, were approximately $1.9 million for fiscal 2000 and $2.0 million for fiscal 1999. Sterling Pulp also spent approximately $0.4


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


million for environmentally related capital projects in fiscal 2000 and $1.1 million for these types of capital projects in fiscal 1999. In fiscal 2001, Sterling Pulp anticipates spending approximately $0.7 million for capital projects related to waste management and environmental compliance. There are no capital expenditures related to remediation of environmental conditions projected for fiscal 2001.

     Any significant ban on all chlorine containing compounds could have a materially adverse effect on Sterling Pulp's financial condition and results of operations. British Columbia has a regulation in place requiring elimination of the use of all chlorine products, including chlorine dioxide, in the bleaching process by the year 2002. Chlorine dioxide is produced from sodium chlorate, which is Sterling Pulp's primary pulp chemicals product. The pulp and paper industry believes that a ban of chlorine dioxide in the bleaching process will yield no measurable environmental or public health benefit and is working to change this regulation but there can be no assurance that the regulation will be changed. In the event such a regulation is implemented, Sterling Pulp would seek to sell the products it manufactures at its British Columbia facility to customers in other markets. Sterling Pulp is not aware of any other laws or regulations in place in North America which would restrict the use of such products for other purposes.

LEGAL PROCEEDINGS

     Sterling Pulp is subject to claims and legal actions that arise in the ordinary course of its business. Sterling Pulp believes that the ultimate liability, if any, with respect to these claims and legal actions will not have a material adverse effect on its financial position, results of operations, or cash flows, although Sterling Pulp cannot give any assurances to that effect.

PLEDGE OF COMMON STOCK

     In order to secure the repayment of a 1999 issuance of $295,000,000 of 12 3/8% Senior Secured Notes due 2006 by Chemicals, Parent granted the note holders a first priority pledge of 65% of Sterling Pulp's common stock.

8. RELATED PARTY TRANSACTIONS

     In the normal course of operations of Sterling Pulp, the following represents significant transactions with related parties for the fiscal years ended September 30, 2000, 1999, and 1998:

                                                      YEAR ENDED SEPTEMBER 30,
                                                      ------------------------
                                                       2000     1999     1998
                                                      ------   ------   ------
                                                       (Dollars in Thousands)
     Chemicals:
          Management fees .........................   $  853   $  869   $  795
     Parent:
          Services, marketing, and R&D revenue ....   $  878   $  921   $  833
     Commonly controlled companies:
          Sale of goods ...........................   $7,334   $9,295   $4,867
          Purchase of goods .......................    6,087    6,401    4,580
          Administration fee revenue ..............      340      335      323
          Interest expense ........................    4,663    5,630    4,860

     The amounts due from and to related parties for the years ended September 30, 2000 and 1999 are as follows:

                                                   SEPTEMBER 30,
                                               ----------------------
                                                 2000          1999
                                               --------      --------
                                               (Dollars in Thousands)
     Due from related parties:
          Parent ...........................   $     --      $     12
          Commonly controlled companies ....      1,832         1,357
                                               --------      --------
                                               $  1,832      $  1,369
                                               ========      ========
     Due to related parties:
          Parent ...........................   $    125      $    132
          Commonly controlled companies ....      1,282         1,109
                                               --------      --------
                                               $  1,407      $  1,241
                                               ========      ========


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


9. EXPORT SALES

     Sterling Pulp is engaged in the sale of products for export into the United States. These were primarily sodium chlorate sales and represented 50%, 47%, and 46% of revenues for fiscal 2000, 1999, and 1998, respectively.


10. FINANCIAL INSTRUMENTS

FORWARD EXCHANGE CONTRACTS

     Sterling Pulp has entered into forward exchange contracts to reduce risk due to Canadian dollar exchange rate movements. The foreign exchange contracts had varying maturities with none exceeding 18 months. Sterling Pulp made net settlements of United States dollars for Canadian dollars at rates agreed to at inception of the contracts. Sterling Pulp does not engage in currency speculation. The last of Sterling Pulp's forward exchange contracts expired in March of 2000, and it does not currently intend to enter into any additional forward exchange contracts.

CONCENTRATIONS OF RISK

     Sterling Pulp sells its products primarily to companies involved in the pulp and paper industry. Sterling Pulp performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable.

     Sterling Pulp maintains cash deposits with major banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible credit loss is minimal.

     Approximately 45% of Sterling Pulp's employees are covered by union agreements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value approximated the carrying value of financial instruments included in current assets and current liabilities on the balance sheet at September 30, 2000 due to the short maturities of these instruments. The fair value of the note payable on the balance sheet at September 30, 2000 approximated its carrying value, as the interest rate fluctuates with changes in market rates.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of Sterling Pulp Chemicals, Ltd.

We have audited the accompanying balance sheets of Sterling Pulp Chemicals, Ltd. (an indirect wholly-owned subsidiary of Sterling Chemicals, Inc.) as at September 30, 2000 and 1999 and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of Sterling Pulp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial positions of Sterling Pulp Chemicals, Ltd. as at September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with United States of America generally accepted accounting principles.

 Since the accompanying financial statements have not been prepared in accordance with Canadian generally accepted accounting principles, they will not satisfy the reporting requirements of Canadian statutes and regulations. Since the financial statements have been prepared in accordance with United States of America generally accepted accounting principles, the financial position, results of operations and cash flows might be significantly different than if the financial statements had been prepared in accordance with Canadian generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Chartered Accountants
Mississauga, Canada
December 12, 2000


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